UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2007                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated December 11, 2007.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: December 11, 2007	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

December 11, 2007

TSX-V: EPZ

           www.esperanzasilver.com

NEWS RELEASE

Esperanza Reports 72% Heap-Leach Recovery at Cerro Jumil

and Further Positive Drill Results

Vancouver, B.C: Esperanza Silver Corp (TSX.V: EPZ) is pleased to update results on its 100%-owned Cerro Jumil gold property in Morelos State, Mexico:

•

Heap-leach test results indicate 72% gold recovery on material crushed to nominal 1 inch size

•

Drill Hole RCHE-07-49 yielded 75 meters containing 1.05 g/t gold

•

Drill Hole RCHE-07-50 yielded 70.5 meters containing 1.34 g/t gold

•

Drill Hole RCHE-07-54 yielded 69 meters containing 1.09 g/t gold

Continued Drilling Success – Third Rig Added

Infill and expansion drilling continues on the property where a third drill was added to the program in early December. Two diamond-drill rigs and one reverse-circulation rig are now on site.  Drilling is largely concentrated in the eastern mineralized portion of the property called the Southeast Zone. The new results demonstrate good continuity of gold mineralization within this zone. Future drilling will continue to move east and northeast to test its limits.

Results from the most recent drilling are:

Cerro Jumil Drill Results Southeast Zone and Its Extension
Dec-07
Drill Hole	From	To	Interval	Gold Grade
	(m)	(m)	(m)	(g/t)
RCHE-07-49 includes	22.5 66.0	97.5 78.0	75.0 12.0	1.05 2.49
*RCHE-07-50 includes	21.0 21.0 114.0	96.0 34.5 135.0	70.5 13.5 21.0	1.34 2.90 1.63
*RCHE-07-52	88.5 139.5 226.5	114.0 165.0 237.0	21.0 25.5 10.5	1.45 0.62 1.05
RCHE-07-53	37.5 90.0 117.0	52.5 97.5 123.0	15.0 7.5 6.0	0.81 0.79 1.60
RCHE-07-54	58.5	127.5	69.0	1.09
includes Includes RCHE-07-54* includes*	76.5 108.0 139.5 154.5	88.5 126.0 196.5 189.0	12.0 18.0 49.5 31.5	2.03 1.62 1.57 2.17

*Note – Sample intervals with no recovery were not included in the calculation of the interval width.

72% Heap-Leach Recovery Indicated

SGS Mineral Services’ recent report that simulated heap-leach testing of drill-core material from the Southeast zone indicates a recovery of 72% on material crushed to a nominal 1 inch size and 73% for ¾ inch material.  Further studies are proposed in order to optimize these recovery rates.

Two 50 kilogram columns were prepared using the nominal 1 inch and ¾ inch crush sizes. Fine material (-10 mesh) was agglomerated using lime and cement and added to the columns. Heap-leach solutions percolated through the column for 61 days.

Esperanza will continue studying heap-leach optimization while also examining the economic viability of conventional milling and processing as an option. Previous testing (non heap-leach) yielded recovery rates between 92% and 95% indicating that conventional processing may be an alternative.

2008 Work Program

Bill Pincus, Esperanza’s President and CEO, commenting on the results said, “The on-going drill program is yielding excellent results. The drill intercepts can be favorably compared with many of the newer discoveries in Mexico. The new heap-leach test results support our earlier impression that this low cost recovery method is a viable alternative for the development of Cerro Jumil although further study is required to make the best choice.”

He added, “During 2008 we will continue drilling to extend the known mineralization as well as to test new targets. We will also optimize the metallurgical test work and begin other engineering studies to move the project toward an initial feasibility study. Our first major feasibility objective is to complete an initial resource estimate in the first half of 2008.”

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies.  Its properties include the San Luis gold and silver joint venture in Peru and the 100%-owned Cerro Jumil gold project in Morelos State, Mexico.  It is also actively investigating 17 other exploration interests in Peru and Mexico.

QUALIFIED PERSON:  William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Gold samples were analyzed by fire assay and atomic absorbtion spectroscopy with a 30 g nominal sample weight. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.

SAFE HARBOR:  Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.  The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission.  The forward-looking statements contained in this document constitute management’s current estimates as of the date of this release with respect to the matters covered herein.  Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.  Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information, contact:

Esperanza Silver Corp
William Pincus, President and CEO Denver, Colorado Toll free: (866) 890 5509 info@esperanzasilver.com www.esperanzasilver.com